for the Three Months
ended March 31, 2008

Copernic Inc.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Copernic Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three month period ended March 31, 2008 (“Q1”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2007 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 15 to its interim consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated May 8, 2008.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool, at CTIA Wireless 2008® Copernic’s Desktop Search won first prize for innovation in the enterprise solutions category.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement - advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units - priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 82 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals, enterprise search providers and e-commerce sites generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search and graphic advertising

Approximately 87% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com, “The Mother of All Search Engines®”, and Copernic Agent®) and third party search properties of approximately 60 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

The other revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance).

Software licensing

Approximately 8% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs and portals and enterprises as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 5% of our revenues were as a result of customized development and maintenance support.

Recent Events

Resignation and departure of two officers

On February 11, 2008, the Company announced the departure of Patrick Hopf, Executive Vice President of Business Development. 117,134 options held by Mr. Hopf were cancelled, resulting in a reversal of employee stock-based compensation expense of $48,542 which has been recorded in Q1 2008.

On February 8, 2008, the Company announced that its President and Chief Executive Officer, Martin Bouchard, tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard is still a member of the board of directors and has agreed to be available to the Company on a consulting basis. 155,000 options held by Mr. Bouchard were cancelled, resulting in a reversal of employee stock-based compensation expense of $49,320 which has been recorded in Q1 2008. Mr. Marc Ferland, a director of the Company, has been appointed President and CEO commencing on March 3, 2008.

Granting, exercising and cancellation of stock options

As at March 31, 2008, 363,448 stock options were cancelled.

In April 2008, the Company granted 100,000 options to an officer at an exercise price of $1.00 expiring in five years.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on recent acquisitions. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually in the fourth quarter of the year, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company's reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on Copernic Technologies Inc. acquisition

The acquisition of Copernic Technologies Inc. made on December 22, 2005 resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $15,408,721. In 2006, two items reduced the goodwill to $14,571,534. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent accounting changes

a) For changes affecting 2007

Initial application of primary source of GAAP

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the CICA’s Handbook. This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company. The new standard had a negligible effect on the Company’s financial statements.

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI. The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

b) For changes affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted this new Section in the current quarter.

CICA Section 3862 - Financial Instruments - Disclosures
CICA Section 3863 - Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in the current quarter.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8th, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives. It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract will not have any impact on the Company’s financial statements.

c) Future accounting changes

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this new Section.

Transition to International Financial Reporting Standards (“IFRS”)

The CICA has announced the final date for the required conversion of publicly accountable enterprises from Canadian GAAP to IFRS. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Revenues

Revenues for the three-month period ended March 31, 2008 totalled $1,709,026 compared to $2,642,904 for the same period in 2007, a decrease of $933,878 or 35%. The variance is mainly explained by the decrease in search advertising revenues.

Search and graphic advertising revenues in Q1 2008 went from $2,515,883 in Q1 2007 to $1,476,670 in Q1 2008, a decrease of $1,039,213 or 41%. The decrease is explained by a change in client mix, reduced traffic, decline in pop-up campaigns and a decrease in demand for all other graphic ad units.

Software licensing stood at $141,757 in Q1 2008 compared to $68,283 in Q1 2007, an increase of $73,474 or 108%. The increase is explained by the sales of a new product “CDS Corporate Edition” in Q1 2008.

Customized development and maintenance support revenues generated $90,599 in Q1 2008 compared to $58,738 for the same period last year, an increase of $31,861 or 54%. The increase is explained by more customization contracts for actual clients and maintenance support contracts signed and delivered after Q1 2007 which have recurring revenue.

For the three-month period ended March 31, 2008, the Company had two major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 24% of the Company’s revenues as compared to 11% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Cost of revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services. In Q1 2008, cost of revenues represented $680,620 or 46% over search and graphic advertising revenues, compared to $885,714 or 35% over search and graphic advertising revenues for the same period in 2007.

In Q1 2008, search and graphic payouts totalled $553,480 compared to $797,999 for the same period last year and represented respectively 37% and 32% over search and graphic revenues. The increase in percentage in 2008 is explained by higher payouts to partners which deliver better quality traffic.

For the three-month period ended March 31, 2008, the bandwidth costs increased by $39,425 or 45% to $127,140 from $87,715. The increase is explained by the opening of two new data centers in Canada which were run in parallel with the ones located in the US. The data centers located in the US were shut down at the end of Q1 2008.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q1 2008, marketing, sales and services expenses nominally decreased to $433,813 from $448,331 in Q1 2007, a decrease of $14,518.

The decrease is explained by recruiting fees of $76,000 recorded in Q1 2007 for the hiring of a sale representative in the US, offset by the increase in salary and professional services for respectively $33,000 and 38,000 for new employees and consultants covering the US market.

General and administration

General and administrative expenses in Q1 2008 totalled $942,210 as compared to $1,831,211 for the same period last year, a decrease of $889,001 or 49%.

In Q1 2008, salaries, bonus and stock based compensation expenses decreased by approximately $727,000 mainly due to the termination costs of $695,000 related to the departure of the former President and CEO of the Company in Q1 2007. In Q1 2008, the insurance expenses also decreased by $84,000 due to lower premium for D&O insurance. Also, other expenses decreased by $78,000 in Q1 2008.

Product development and technical support

Product development and technical support expenses amounted to $606,422 in Q1 2008, compared to $595,109 for the same period last year, nominal increase of $11,313 or 2%.

In Q1 2008, the increase is mainly explained by an increase in salary and fringe benefits of $71,000, offset by a decrease in bonus of $32,000 and technical fees of $26,000.

Amortization of property and equipment

Amortization of property and equipment totalled $47,173 in Q1 2008, compared to $56,342 for the same period last year.

Amortization of intangible assets

Amortization of intangible assets decreased to $253,053 in Q1 2008, compared to $491,116 for the same period last year. The decrease is explained by the write-down of intangible assets recorded in Q4 2007.

Interest and other income

Interest income and other income decreased to $78,486 in Q1 2008 from $142,826 in Q1 2007. The decrease is explained by lower interest income of $52,000 during the current quarter and a revenue settlement of $35,000 recorded in Q1 2007.

Gain /Loss on foreign exchange

Gain on foreign exchange totalled $43,734 for Q1 2008, compared to a loss of $8,608 for the same period of 2007.

Write-down of property and equipment

In Q1 2008, the Company recorded a write-down of property and equipment of $21,531 to bring the net book value of the data centers located in the US to $ nil. These data centers were shut down at the end of the quarter.

Income taxes

The recovery of future income taxes relates to the amortization of intangible assets which does not have the same asset base for accounting and tax purposes. Recovery of future income taxes totalled $72,651 in Q1 2008, compared to $149,999 for the same period last year. The decrease of the future income taxes recovery is explained by the write-downs of intangible assets in Q4 2007 and the decrease in the tax rate for 2008.

Net loss and net loss per share

Net loss for the three-month period ended March 31, 2008 totalled $1,086,192 ($0.07 per share) compared to a net loss of $1,380,702 ($0.10 per share) for the same period last year.

Selected quarterly information
(unaudited) (in thousands of U.S. dollars, except per share data)

	For the three months ended March 31,
	2008	2007
	$	$
Revenues	1,709	2,643

Net loss for the period	(1,086)	(1,381)

Loss per share
Basic and diluted	(0.07)	(0.10)

Total assets	17,249	18,358

Selected Quarterly Information
(unaudited) (in thousands of U.S. dollars, except per share data)

	Q1 2008 $	Q4 2007 $	Q3 2007 $	Q2 2007 $	Q1 2007 $	Q4 2006 $	Q3 2006 $	Q2 2006 $
Revenues	1,709	1,654	1,867	1,953	2,643	3,565	1,891	1,929
Earnings (loss) from continuing operations	(1,086)	(10,990)	(975)	(1,085)	(1,381)	365	(2,553)	(1,270)
Results of discontinued operations, net of income taxes	-	-	-	-	-	55	5	4
Net earnings (loss) for the period	(1,086)	(10,990)	(975)	(1,085)	(1,381)	420	(2,548)	(1,266)
Earnings (loss) per share from continuing operations
Basic and diluted	(0.07)	(0.75)	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)
Net earnings (loss) per share
Basic and diluted	(0.07)	(0.75)	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)

Concentration of credit risk with customers

As at March 31, 2008, three customers represented 43% of net trade accounts receivable, compared to 55% from three customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and capital resources

Operating activities

As at March 31, 2008, the Company had $6,178,580 of liquidities and working capital of $5,562,706 compared to $6,872,412 and $6,413,044, respectively, as at December 31, 2007.

In Q1 2008, operating activities from continuing operations used cash totalling $673,905, mainly due to the loss from continuing operations net of non-cash items of $831,181 offset by net change in non-cash working capital items of $157,276. In Q1 2007, the loss from continuing operations net of non-cash items used cash of $686,571 offset by net change in non-cash working capital items of $1,003,846.

Investing activities

In Q1 2008, investing activities from continuing operations generated cash totalling $3,958,463 compared to 4,010,978 for the same period last year and are mainly explained by the decrease of temporary investments.

Financing activities

For the three-month period ended March 31, 2008, financing activities used cash totalling $13,006 for repayment of obligations under capital leases compared to generating cash of $496,854 in Q1 2007 from the issuance of capital stock upon exercise of options.

The Company considers that the cash, cash equivalents will be sufficient to meet normal operating requirements until Q1 of 2009. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Segmented Information

In 2007, following the corporate name change, the Company launched a new corporate image and Web site describing our overall objective of combining our strengths in Web search, media services and innovative software development.

Management decided to follow and measure its operations using two separate segments:
•	Search / Media
o	This segment includes the metasearch and vertical search engines such as:
▪	Mamma.com - The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.
▪	Mamma Health - Focuses its search exclusively on relevant health information by crawling only authoritative, hand picked health sources.
▪	Mamma Videos - Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.
▪	Mamma Jobs - Provides job seekers free instant access in one single search for job boards, newspapers and associations.
o	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:
▪	Pay-per-click advertising - Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within our Publisher Network.
▪	Graphic ad network - Allows advertisers to pay a CPM price for graphic ads to be distributed though our Publisher Network.
▪	XML search feeds - Our property provides third party’s content, whether commercial or non-commercial search result listings.
•	Software
o	This segment includes various sophisticated technology such as:
▪
 Copernic Desktop Search® - Software that allows to find files and e-mails with the power of a search engine right on a desktop. With the Company’s new mobile plug-in, PC files can be accessed by mobile devices. There are two product types available:

•	Copernic Desktop Search® Home Edition: for personal use with basic features and is now ad supported and
•	Copernic Desktop Search® Corporate Edition: enterprise-oriented desktop search solution that is secure, scalable and easy to deploy.
▪	Copernic Agent® - An Internet search and tracking tool software.
▪	Copernic Tracker® - A software that keeps users up to date with what is new on the Web.
▪	Copernic Summarizer® - Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.
o	This segment includes also software customization and maintenance.

Search / Media Segment

Revenues for the three-month period ended March 31, 2008 totalled $1,476,670 compared to $2,515,883 for the same period in 2007.

Segmented operating income before unallocated expenses was $307,800 in Q1 2008 compared to $1,056,036 for the same period in 2007. The variance was mainly due to reduced revenues for the current period.

Software Segment

Revenues for the three-month period ended March 31, 2008 totalled $232,356 compared to $127,021 for the same period in 2007.

Segmented operating loss before unallocated expenses was $641,386 in Q1 2008 compared to $889,744 for the same period in 2007. The variance was due to improved revenues by approximately $105,000 and decrease of amortization of intangible assets of $235,000 explained by the write-down of intangible assets recorded in Q4 2007.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

a)	Lease commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of March 31, 2008 are as follows:

$
Years
2008	432,000
2009	179,000
2010	55,000
2011	32,000
2012	21,000
Thereafter	-

b)	Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at March 31, 2008, the Company has change of control agreements with certain executive officers and a few employees. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $1,207,107 for these specific people.

Off balance sheet arrangements

As at March 31, 2008, the Company has no off-balance sheet arrangements.

Financial instruments

As at March 31, 2008, the Company has no derivative financial instruments.

Related party transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides services as an Executive Chairman. Total fees for Q1 2008 and Q1 2007 were respectively $14,770 and $26,213. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the board of directors of the Company, entered into an agreement pursuant to which Marc Ferland performs various sales and marketing projects. Total fees for Q1 2008 were $16,245 and $ nil for Q1 2007. On March 3, 2008, Mr. Ferland was appointed President and CEO, the consulting agreement was thereby terminated.

	For the three months ended
Services rendered	March 31, 2008 $	March 31, 2007 $

Company owned by current directors	31,015	26,213

Amount payable as at:	March 31, 2008 $	December 31, 2007 $

Company owned by current directors	23,141	12,845

Capital stock information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at May 8, 2008	Book value as at March 31, 2008 under Canadian GAAP	Book value as at March 31, 2008 under US GAAP

14,637,531	$96,556,485	$113,326,055

As at May 8, 2008, the Company had 646,392 warrants and 857,830 stock options outstanding.

Period-to-period comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Copernic Inc.’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the three-month period ended March 31, 2008, approximately 13% and 11% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 13%, and 0% of our revenues for the same period last year. In addition, as at March 31, 2008, these customers comprise approximately 20% of net trade accounts receivable as compared to 13% for the corresponding period of the previous year. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Copernic Inc. in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.
•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.
•	Our ability to attract advertisers.
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.
•	Our focus on long term goals over short term results.
•	The results of any investments in risky projects.
•	Payments that may be made in connection with the resolution of litigation matters.
•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.
•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.
•	Geopolitical events such as war, threat of war or terrorist actions.
•	Our ability to generate CDS revenues through licensing and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We expect the percentage of our revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

We face significant competition from Microsoft, Yahoo, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo, Google and Ask.com. Microsoft, Yahoo, Google and Ask.com have a variety of Internet products, services and content that directly competes with our products, services, content and advertising solutions. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us.

Microsoft, Yahoo, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

We face competition from other Internet companies, including Web search providers, Internet advertising companies and destination Web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services. Barriers to entry in our business are generally low and products, once developed, can be distributed quickly and to a wide range of customers at a reasonably low cost.

We also compete with destination Web sites that seek to increase their search-related traffic. These destination Web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Our revenues declined in 2007 and in Q1 2008, we are experiencing downward pressure on our operating margin, which we expect will intensify in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. Also, our operating margin has declined as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generated a significant portion of our revenues from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner.

New technologies could block our ads, which would harm our business.

Technologies are being developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2006 and 2007, and for the first quarter in 2008, we did not generate significant revenues from licensing Copernic® software and we cannot assure you that we will generate significant revenue from licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from The NASDAQ Stock Market®, which would have an adverse effect on our business and liquidity of our Common Shares. Through the month of March 2008 our stock price had steadily declined and as of March 31, 2008 our stock price was $1.01 per share. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favorable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example we understand that Overture Services, Inc. (acquired by Yahoo) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005 to December 31, 2007 and to March 31, 2008. Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005 to December 31, 2007 and to March 31, 2008, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that liquidities as at March 31, 2008 will be sufficient to meet normal operating requirements throughout March 2009. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $7.4M as at March 31, 2008, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $2.5M as at March 31, 2008, may be written-down in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our business depends on the continued growth and maintenance of the Internet infrastructure.

The success and availability of our internet based products and services depend on the continued growth, maintenance and use of the Internet. Spam, viruses, worms, spyware, denial of service attacks, phishing and other acts of malice may affect not only the Internet’s speed and reliability but also its desirability for use by customers. If the Internet is unable to meet these threats placed upon it, our business, advertiser relationships, and revenues could be adversely affected.

Our long-term success may be materially adversely affected if the market for e-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;
•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;
•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and
•	financial instability of e-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud or other malicious applications or activity of others, we could lose the confidence of our advertisers as well as face potential litigation, government regulation or legislation, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads and other clicks that advertisers may perceive as undesirable. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. These types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. Advertiser dissatisfaction with click fraud and other traffic quality related claims has lead to litigation and possible governmental regulation of advertising. Any increase in costs due to any such litigation, government regulation, or refund could negatively impact our profitability.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com, Gigablast.com or Wisenut.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt and where adopted, strengthen laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at May 8, 2008, we had 646,392 warrants at a weighted average exercise price of $15.60 and 857,830 stock options at a weighted average exercise price of $2.45 outstanding. As at May 8, 2008, the exercise prices of all outstanding warrants and a majority of the options, were higher than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,504,222 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems.  We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. In Q1 2008, revenues were increased by approximately $19,000 and total expenses were also increased by $99,000 resulting in a net loss $80,000 due to the fluctuation of foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic, which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. Although we have high expectations for the Copernic Desktop Search® (CDS) award-winning product, to date our program to commercialize that product through licensing to large ISP’s and Internet Portals has not generated significant revenue and we cannot guarantee we will obtain such significant licensing revenue in the future. Any failure or continued significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” "estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations.  For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic-inc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Montreal, Canada
May 8, 2008

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of March 31, 2008.  The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure.  Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2008.

 A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met.  Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected.  Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three-month period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. No such significant changes were identified through their evaluation.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Copernic Inc.
Interim Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at March 31, 2008 $	As at December 31, 2007 $
Assets

Current assets
Cash and cash equivalents	5,351,028	2,099,560
Restricted Cash	827,552	807,468
Temporary investments	-	3,965,384
Accounts receivable	870,181	918,033
Income taxes receivable	227,396	221,205
Prepaid expenses	150,510	208,655

	7,426,667	8,220,305

Property and equipment	393,015	459,872

Intangible assets	2,072,697	2,320,676

Goodwill	7,357,003	7,357,003

	17,249,382	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,548,617	1,520,619
Deferred revenue	242,257	211,455
Deferred rent	9,685	11,016
Income tax payable	8,100	8,100
Current portion capital lease obligations (note 8)	55,302	56,071

	1,863,961	1,807,261

Capital lease obligations (note 8)	81,367	99,788
Future income taxes	577,763	650,413

Commitments (note 13)

Shareholders’ Equity

Capital stock (note 5)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,796,591	5,784,502

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(88,187,922)	(87,101,730)

	14,726,291	15,800,394

	17,249,382	18,357,856

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the three months ended
	March 31
	2008 $	2007 $

Revenues (note 6)	1,709,026	2,642,904

Cost of revenues (note 7)	680,620	885,714

Gross Margin	1,028,406	1,757,190

Expenses
Marketing, sales and services	433,813	448,331
General and administration	942,210	1,831,211
Product development and technical support	606,422	595,109
Amortization of property and equipment	47,173	56,342
Amortization of intangible assets	253,053	491,116
Interest and other income	(78,486)	(142,826)
Write-down of property and equipment	21,531	-
Loss (gain) on foreign exchange	(43,734)	8,608

	2,181,982	3,287,891

Loss from continuing operations before income taxes	(1,153,576)	(1,530,701)

Current income taxes	5,267	-
Recovery of future income taxes	(72,651)	(149,999)
	(67,384)	(149,999)

Net loss for the period	(1,086,192)	(1,380,702)

Basic and diluted net loss per share	(0.07)	(0.10)

Weighted average number of shares outstanding -basic and diluted	14,637,531	14,375,857

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $
Balance, December 31, 2007	14,637,531	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394
Stock-based compensation			12,089			12,089
Comprehensive income:
Net loss for the period					(1,086,192)	(1,086,192)
Comprehensive income					(1,086,192)	(1,086,192)

Balance, March 31, 2008	14,637,531	96,556,485	5,796,591	561,137	(88,187,922)	14,726,291

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $

Balance, December 31, 2006	14,340,864	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Stock-based compensation			67,521			67,521
Comprehensive income:
Net loss for the period					(1,380,702)	(1,380,702)
Comprehensive income					(1,380,702)	(1,380,702)
Options exercised	220,000	957,905	(461,051)			496,854
Options forfeited			(24,085)			(24,085)
Options which conditions have changed (note 5)			253,236			253,236
Balance, March 31, 2007	14,560,864	96,256,139	5,541,804	561,137	(74,051,606)	28,307,474

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the three months ended
	March 31,
	2008 $	2007 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(1,086,192)	(1,380,702)
Adjustments for
Amortization of property and equipment	47,173	56,342
Amortization of intangible assets	253,053	491,116
Employee stock-based compensation	12,089	296,672
Future income taxes	(72,651)	(149,999)
Write-down of property and equipment	21,531	-
Unrealized loss on foreign exchange	(6,184)	-
Net change in non-cash working capital items	157,276	1,003,846

Cash from (used for) operating activities from continuing operations	(673,905)	317,275
Cash used for operating activities from discontinued operations	-	(6,253)

	(673,905)	311,022

Investing activities
Purchase of intangible assets	(5,074)	(24,437)
Purchase of property and equipment	(1,847)	(55,224)
Net decrease in temporary investments	3,965,384	4,090,639

Cash used for investing activities	3,958,463	4,010,978

Financing activities
Issuance of capital stock	-	496,854
Repayment of obligations under capital leases	(13,006)	-

Cash from (used for) financing activities	(13,006)	496,854

Net change in cash and cash equivalents and restricted cash during the period	3,271,552	4,818,854

Cash and cash equivalents and restricted cash - Beginning of period	2,907,028	2,379,617

Cash and cash equivalents and restricted cash - End of period	6,178,580	7,198,471
Cash and cash equivalents and restricted cash comprise:
Cash	1,949,333	2,693,759
Short-term investments	3,401,695	4,504,712

	5,351,028	7,198,471
Restricted Cash	827,552	-

	6,178,580	7,198,471

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the three months ended
	March 31
	2008 $	2007 $
Supplemental cash flow information
Cash paid for interest	5,109	177
Cash paid for income taxes	5,267	-

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	47,852	1,191,749
Income taxes receivable	(6,191)	(25,028)
Prepaid expenses	58,145	138,580
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	27,999	(344,611)
Deferred rent	(1,331)	(132)
Deferred revenue	30,802	43,288
Net change in non-cash working capital items	157,276	1,003,846

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

1. Interim financial information

The financial information as at March 31, 2008 and for the three-month period ended March 31, 2007 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of this period has been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2007. The results of operations for the three-month period ended March 31, 2008 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2007.

2. Change in Accounting Policies

a) For changes affecting 2007

Initial application of primary source of GAAP

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the CICA’s Handbook. This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company. The new standard had a negligible effect on the Company’s financial statements.

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments - Recognition and Measurement”; and Section 3865, “Hedges”. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI. The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

b) For changes affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted this new Section in the current quarter.

CICA Section 3862 - Financial Instruments - Disclosures
CICA Section 3863 - Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in the current quarter.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8th, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives. It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

c) Future accounting changes

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged. The Company is currently evaluating the impact of adopting this new Section.

Transition to International Financial Reporting Standards (“IFRS”)

The CICA has announced the final date for the required conversion of publicly accountable enterprises from Canadian GAAP to IFRS. The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

3. Capital structure financial policies

The Company’s objectives when managing capital are:

•   to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•   to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

In order to maximize flexibility to finance our ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any capital requirements imposed by a regulator.

The Company’s capital is composed exclusively of shareholders’ equity. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures. The Company currently funds these requirements out of its liquidities.

The primary measure used by the Company to monitor its liquidity situation by maintaining liquidities at a minimum of cash used for operating activities from continuing operations of the previous year adjusted by net change in non-cash working capital items, current portion of obligations under capital leases and expected capital expenditures for the current year.

December 31, 2007
Cash used for operating activities from continuing operations	(1,527,890)
Add: net change in non-cash working capital items	(990,158)
current portion of obligations under capital leases	(56,071)
expected capital expenditures for current year	(100,000)
(2,674,119)
Minimum required liquidities at any quarter	2,700,000

	March 31, 2008
Total liquidities	6,178,580	(1)
Minimum required liquidities	(2,700,000)
Available liquidities	3,478,580

4. Financial Instruments

Financial assets and financial liabilities

Financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Financial assets

Held for trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income (loss) during the period. Cash and cash equivalents and restricted cash are classified as held for trading.

___________________
(1) Liquidities are composed of: cash, cash equivalents and restricted cash.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income (loss), except for investments in equity instruments that do not have a quoted market price in an active market which should be measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net income (loss). When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in net income (loss). No financial assets are classified as available-for-sale.

Held-to-maturity

Securities that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Temporary investments are classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets in return for a promise to repay on a specified date, or on demand, usually with interest. Loans and receivables are accounted for at amortized cost using the effective interest rate method. Accounts receivable are classified as loans and receivable.

Financial liabilities

Held for trading

Financial liabilities classified as held for trading include derivative liabilities that are not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller and financial liabilities that are part of a portfolio of identified financial instruments that are managed together with the intention of generating profits in the near term. In addition, any other financial liabilities can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income (loss) during the period. No liabilities are classified as held for trading.

Other liabilities

Other liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable are classified as other liabilities.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the statement of earnings (operations) as an element of financial expenses. The Company has no embedded derivatives.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Determination of fair value

The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, fair value is determined by using valuation techniques which refer to observable market data.

Comprehensive income

Comprehensive income is composed of the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on available-for-sale securities, changes in the fair market value of derivative instruments designated as cash flow hedges and foreign currency translation adjustments of self-sustaining foreign operations, all net of income taxes. The components of comprehensive income are presented in the statement of shareholders’ equity.

5. Capital stock

a) Stock options and warrants

Information with respect to stock option activity and warrants for the period ended March 31, 2008 is as follows:

	Options		Warrants
	Number of Options	Weighted average exercise price $	Number of Warrants	Weighted average exercise price $
Outstanding as of December 31, 2007	1,213,435	2.59	646,392	15.60
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	363,448	2.34	-	-
Outstanding as of March 31, 2008	849,987	2.70	646,392	15.60

b) Granting, exercising and cancellation of stock options

As at March 31, 2008, 363,448 stock options were cancelled.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

c) Stock-based compensation costs

For the three-month period ended March 31, 2008 and 2007, stock-based compensation charges by department were as follows:

	For the three months ended
	March 31, 2008 $	March 31, 2007 $

General and administration	20,191	298,506
Marketing, sales and services	(11,278)	11,489
Product development and technical support	3,176	(13,323)

	12,089	296,672

In connection with the resignation of two officers, the Company changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes, which were accounted for in Q1 2007, represented a non-cash item expense of $253,236.

6. Revenues

	For the three months ended
	March 31, 2008 $	March 31, 2007 $

Search and graphic advertising	1,476,670	2,515,883
Software licensing	141,757	68,283
Customized development and maintenance support	90,599	58,738

	1,709,026	2,642,904

7. Cost of revenues

	For the three months ended
	March 31, 2008 $	March 31, 2007 $

Search and graphic advertising payouts	553,480	797,999
ISP charges	127,140	87,715

	680,620	885,714

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

8. Capital lease obligations

As at March 31, 2008, future minimum payments under capital lease obligations are as follows:

	As at March 31, 2008 $	As at December 31, 2007 $

2008	50,706	70,449
2009	67,609	70,449
2010	36,997	38,552
	155,312	179,450

Less: Interest (Weighted average rate of 10.99%)	18,643	23,591

Less: Current portion	55,302	56,071

	81,367	99,788

9. Write-down of property and equipment

In Q1 2008, following the decision of the Company to close its US data centers, the Company revised the net book value of these assets and recorded a write-down of the equipment of $21,351 to bring its book value to nil (none in Q1 2007).

10. Major customers

Customers from which 10% or more of revenues are derived during the periods, are summarized as follows:

	For the three months ended
	March 31, 2008 % of revenue	March 31, 2007 % of revenue

Customer A	13%	11%
Customer B	11%	2%

	24%	13%

As at March 31, 2008, major customers comprise approximately 20% of net trade accounts receivable as compared to 13% for the corresponding period of the previous year.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

11. Segmented information

Following the corporate name change, the Company launched a new corporate image and Web site describing our overall objective of combining our strengths in Web search, media services and innovative software development.

Management decided to follow and measure its operations using two separate segments:
•	Search / Media
o	This segment includes the metasearch and vertical search engines such as:
▪	Mamma.com - The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.
▪	Mamma Health - Focuses its search exclusively on relevant health information by crawling only authoritative, hand picked health sources.
▪	Mamma Videos - Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.
▪	Mamma Jobs - Provides job seekers free instant access in one single search for job boards, newspapers and associations.
o	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:
▪	Pay-per-click advertising - Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within our Publisher Network.
▪	Graphic ad network - Allows advertisers to pay a CPM price for graphic ads to be distributed though our Publisher Network.
▪	XML search feeds - Our property provides third party’s content, whether commercial or non-commercial search result listings.
•	Software
o	This segment includes various sophisticated technology such as:
▪
 Copernic Desktop Search® - Software that allows to find files and e-mails with the power of a search engine right on a desktop. With the Company’s new mobile plug-in, PC files can be accessed by mobile devices. There are two product types available:

•	Copernic Desktop Search® Home Edition: for personal use with basic features and is now ad supported and
•	Copernic Desktop Search® Corporate Edition: enterprise-oriented desktop search solution that is secure, scalable and easy to deploy.
▪	Copernic Agent® - An Internet search and tracking tool software.
▪	Copernic Tracker® - A software that keeps users up to date with what is new on the Web.
▪	Copernic Summarizer® - Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.
o	This segment includes also software customization and maintenance.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

11. Segmented information (continued)

	For the three months ended
	March 31, 2008
	Search/Media	Software	Total
	$	$	$
Revenues	1,476,670	232,356	1,709,026

Costs of revenues	680,620	-	680,620
Marketing, sales and services	209,273	224,540	433,813
Product development and technical support	223,215	383,207	606,422
Amortization of property and equipment	26,198	20,975	47,173
Amortization of intangible assets	8,033	245,020	253,053
Write-down of property and equipment	21,531	-	21,531
Segmented operating income (loss)	307,800	(641,386)	(333,586)

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange			819,990
Loss from continuing operations before income taxes			(1,153,576)

	As at
	March 31, 2008
	Search/Media	Software	Total
	$	$	$
Property and equipment	229,665	163,350	393,015
Intangible assets	64,638	2,008,059	2,072,697
Goodwill	-	7,357,003	7,357,003
	294,303	9,528,412	9,822,715

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

	For the three months ended
	March 31, 2007
	Search/Media	Software	Total
	$	$	$
Revenues	2,515,883	127,021	2,642,904

Costs of revenues	885,714	-	885,714
Marketing, sales and services	291,315	157,016	448,331
Product development and technical support	244,483	350,626	595,109
Amortization of property and equipment	27,411	28,931	56,342
Amortization of intangible assets	10,924	480,192	491,116
Segmented operating income (loss)	1,056,036	(889,744)	166,292

Unallocated expenses
General and administration expenses, interests gain on foreign exchange			1,696,993
Loss from continuing operations before income taxes			(1,530,701)

	As at
	March 31, 2007
	Search/Media	Software	Total
	$	$	$
Property and equipment	247,602	255,108	502,710
Intangible assets	56,460	5,667,159	5,723,619
Goodwill	846,310	14,571,534	15,417,844
	1,150,372	20,493,801	21,544,173

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

12. Related Party transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides services as an Executive Chairman. Total fees for Q1 2008 and Q1 2007 were respectively $14,770 and $26,213. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the board of directors of the Company, entered into an agreement pursuant to which Marc Ferland performs various sales and marketing projects. Total fees for Q1 2008 were $16,245 and $ nil for Q1 2007. On March 3, 2008, Mr. Ferland was appointed President and CEO, the consulting agreement was thereby terminated.

	For the three months ended
Services rendered	March 31, 2008 $	December 31, 2007 $

Company owned by current directors	31,015	26,213

Amount payable as at:	March 31, 2008 $	December 31, 2007 $

Company owned by current directors	23,141	12,845

13. Commitments

a)	Lease commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of March 31, 2008 are as follows:

$
Years
2008	440,000
2009	179,000
2010	55,000
2011	32,000
2012	21,000
Thereafter	-

b)	Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

As at March 31, 2008, the Company has change of control agreements with certain executive officers and a few employees. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $1,207,107 for these specific people.

14. Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

15. United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:
	March 31, 2008 $	December 31, 2007 $
Capital Stock
Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (b)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055
Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,796,591	5,784,502
Stock-based compensation cost (c)
Cumulative effect of prior years	1,037,690	1,037,690
Additional paid-in capital in accordance with U.S. GAAP	6,834,281	6,822,192
Accumulated deficit
In accordance with Canadian GAAP	(88,187,922)	(87,101,730)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(105,995,182)	(104,908,990)
Total shareholders’ equity in accordance with U.S. GAAP	14,726,291	15,800,394

(a) Consolidated statement of cash flows
The consolidated statement of cash flows was prepared under Canadian GAAP. There are no measurement differences between Canadian GAAP and U.S. GAAP as they specifically apply to the Company.

(b) Reduction of stated capital
Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(c) Stock-based compensation costs
In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any differences between the Company’s net result under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

16. Subsequent event

In April 2008, the Company granted 100,000 options to an officer at an exercise price of $1.00 expiring in five years.